SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549


                           FORM 15


   Certification and Notice of Termination of Registration
                   under Section 12(g) of
  the Securities Exchange Act of 1934 or Suspension of Duty
                       to File Reports
 under Sections 13 and 15(d) of the Securities Exchange Act
                          of 1934.


             Commission File Number    333-69437
                  --------------------------

            PG&E Energy Services Retirement Plan

 ----------------------------------------------------------
   (Exact name of registrant as specified in its charter)


                    Gary P. Encinas, Esq.
                   One Market, Spear Tower
                          Suite 400
               San Francisco, California 94105
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     (Address, including zip code, and telephone number,
                   including area code, of
          registrant's principal executive offices)


   An indeterminate amount of interests in the above-named
  plan that were registered pursuant to SEC Rule 416 under
     Registration Statement No. 333-69437 filed by PG&E
                         Corporation
 ----------------------------------------------------------
  (Title of each class of securities covered by this Form)


                             N/A
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   (Titles of all other classes of securities for which a
                    duty to file reports
            under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [ ]          Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(1)(ii)  [ ]          Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii)  [ ]          Rule 15d-6           [ ]
     Rule 12h-3(b)(1)(i)   [X]

Approximate number of holders of record as of the certification or notice date:

As the security no longer exists, there are no holders of record.


Pursuant  to  the  requirements of the Securities  Exchange
Act of 1934, the PG&E Corporation Retirement Savings Plan as the successor to the PG&E Energy Services Retirement
Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  June 16, 1999        BY: BRUCE R. WORTHINGTON
                                --------------------
                                Bruce R. Worthington, Chairman
                                Employee Benefit Committee